- ----------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K


             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1995 Commission File Number 1-973

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   PUBLIC SERVICE ELECTRIC AND GAS COMPANY THRIFT AND TAX-DEFERRED
     SAVINGS PLAN
     80 PARK PLAZA
     NEWARK, NEW  JERSEY 07101
     MAILING ADDRESS:  P.O. Box 570
     NEWARK, NEW JERSEY   07101-0570

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       See page 2.

- ---------------------------------------------------------------------

- -------------------------------------------------------------------
Equities Growth Fund A               NEW YORK LIFE INSURANCE COMPANY
TWENTIETH CENTURY INVESTORS, INC.    51 MADISON AVENUE
4500 MAIN STREET                     NEW YORK, NEW YORK 10010
P.O. BOX 419200
KANSAS CITY, MISSOURI 64141-6200
                                     PROVIDENT NATIONAL ASSURANCE
Balanced Fund B                      COMPANY
PHOENIX SERIES FUND                  FOUNTAIN SQUARE
101 MUNSON STREET                    CHATTANOOGA, TENNESSEE 37402
GREENFIELD, MASSACHUSETTS 01301
                                     Enterprise Common Stock Fund D
Fixed Income Fund C:                 and ESOP Fund
J.P. MORGAN                          PUBLIC SERVICE ENTERPRISE GROUP
60 WALL STREET                       INCORPORATED
NEW YORK, NEW YORK 10260             80 PARK PLAZA
                                     NEWARK, NEW JERSEY 07101-1171
METROPOLITAN LIFE INSURANCE
COMPANY                              Stock Index Equities Fund E
ONE MADISON AVENUE                   BANKERS TRUST COMPANY
NEW YORK, NEW YORK 10010-3690        280 PARK AVENUE
                                     NEW YORK, NEW YORK 10017
TRANSAMERICA OCCIDENTAL LIFE
INSURANCE COMPANY                    Utilities Equities Fund E
1150 SOUTH OLIVE                     FIDELITY PORTFOLIOS
LOS ANGELES, CALIFORNIA 90015-2287   82 DEVONSHIRE STREET
                                     BOSTON, MASSACHUSETTS 02109
ALLSTATE LIFE INSURANCE COMPANY
ALLSTATE PLAZA WEST                  Government Securities Fund G
3100 SANDERS ROAD                    VOYAGEUR FUND MANAGERS INC.
NORTHBROOK, ILLINOIS 60062           90 SOUTH SEVENTH STREET
                                     SUITE 4400
PRINCIPAL MUTUAL LIFE INSURANCE      MINNEAPOLIS, MINNESOTA 55402
COMPANY
THE PRINCIPAL FINANCIAL GROUP        International Stock Fund H
DES MOINES, IOWA 50392-0001          T. ROWE PRICE INC.
                                     100 EAST PRATT STREET
STATE MUTUAL LIFE INSURANCE          BALTIMORE, MARYLAND 21202
COMPANY
440 LINCOLN STREET
WORCESTER, MASSACHUSETTS 01653


- ------------------------------------------------------------------

                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                     THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                     INDEX



                                                                  PAGE
                                                                  ----

INDEPENDENT AUDITORS' REPORT....................................   4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1995 AND 1994..............................  5-10

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994................ 11-16

NOTES TO FINANCIAL STATEMENTS................................... 17-27

SCHEDULE OF ASSETS HELD FOR INVESTMENT - Item 27a...............   28

SCHEDULES OF REPORTABLE TRANSACTIONS - Item 27d.................   29

SIGNATURES......................................................   30

EXHIBIT INDEX...................................................   31

INDEPENDENT AUDITORS' REPORT

Employee Benefits Committee of
Public Service Electric and Gas Company:

We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Thrift and Tax-Deferred Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of (1) assets held for investment as of December 31, 1995 and
(2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 26, 1996

                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                          THRIFT AND TAX-DEFERRED SAVINGS PLAN

                     Statement of Net Assets Available for Benefits
                                   December 31, 1995
                                                            Supplemental Information by Fund
                                              ---------------------------------------------------------
                                                Equities                       Fixed        Enterprise
                                                 Growth        Balanced        Income      Common Stock
                                  Total          Fund A         Fund B         Fund C         Fund D
                               ------------   ------------   ------------   ------------   ------------
ASSETS
- ------
Investments
Enterprise Common Stock....... $ 65,343,084   $    --        $    --        $    --        $ 57,979,587
Equities Growth Fund..........   23,362,801     23,362,801        --             --             --
Balanced Fund.................   12,096,913        --          12,096,913        --             --
Insurance Annuity Contracts
  (GICs)......................  227,071,949        --             --         227,071,949        --
Stock Index Equities Fund.....   52,506,341        --             --             --             --
Utilities Equities Fund.......   12,524,247        --             --             --             --
Government Securities Fund....    6,535,810        --             --             --             --
International Stock Fund......   10,913,105
                               ------------   ------------   ------------   ------------   ------------
     Total Investments........  410,354,250     23,362,801     12,096,913    227,071,949     57,979,587

Participant Loans Receivable..   13,154,101        --             --             --             --
Receivables - Interest
  and Dividends...............    3,051,675         91,252            (86)     1,299,563      1,018,887
Cash and Temporary Cash
  Investments.................    4,483,854        --             --           3,556,107        265,618
                               ------------   ------------   ------------   ------------   ------------
     Total Assets............. $431,043,880   $ 23,454,053   $ 12,096,827   $231,927,619   $ 59,264,092
                               ------------   ------------   ------------   ------------   ------------
LIABILITIES
- -----------
Due to Active Participants....   $3,440,522   $    102,110   $      3,743   $  1,729,423   $    657,098
Purchases of Securities.......    1,007,474         --            --             --           1,007,474
Accounts Payable..............   (1,848,720)        (5,412)        (6,883)    (1,456,431)      (621,693)
Forfeitures...................      100,450
Other.........................      (45,570)        (5,765)           487        (34,433)           825
                               ------------   ------------   ------------   ------------   ------------
     Total Liabilities........    2,654,156         90,933         (2,653)       238,559      1,043,704

Net Assets Available for
  Benefits....................  428,389,724     23,363,120     12,099,480    231,689,060     58,220,388
                               ============   ============   ============   ============   ============


See Notes to Financial Statements.

                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                          THRIFT AND TAX-DEFERRED SAVINGS PLAN

                  Statement of Net Assets Available for Benefits (Continued)
                                   December 31, 1995
                                             Supplemental Information by Fund (Continued)
                               ------------------------------------------------------------------------
                               Stock Index      Utilities     Government
                                Equities        Equities      Securities   International
                                 Fund E          Fund F         Fund G         Fund H        ESOP Fund
                               ------------   ------------   ------------   ------------   ------------
ASSETS
- ------
Investments
Enterprise Common Stock....... $    --        $    --        $    --        $    --        $  7,363,497
Equities Growth Fund..........      --             --             --             --             --
Balanced Fund.................      --             --             --             --             --
Insurance Annuity Contracts
  (GICs)......................      --             --             --             --             --
Stock Index Equities Fund.....   52,506,341        --             --             --             --
Utilities Equities Fund.......      --          12,524,247        --             --             --
Government Securities Fund....      --             --           6,535,810        --             --
International Stock Fund......      --             --             --          10,913,105        --
                               ------------   ------------   ------------   ------------   ------------
     Total Investments........   52,506,341     12,524,247      6,535,810     10,913,105      7,363,497

Participant Loans Receivable..      --             --             --             --             --
Receivables - Interest
  and Dividends...............      498,935        (10,121)        43,863          4,514        --
Cash and Temporary Cash
  Investments.................       99,598           --               47            104             56
                               ------------   ------------   ------------   ------------   ------------
     Total Assets............. $ 53,104,874   $ 12,514,126   $  6,579,720   $ 10,917,723   $  7,363,553
                               ------------   ------------   ------------   ------------   ------------

LIABILITIES
- -----------
Due to Active Participants.... $    502,441   $    107,046   $    133,423   $     34,783    $    44,350
Purchases of Securities.......      --              --             --             --             --
Accounts Payable..............      101,419       (119,315)       (99,969)       (30,190)        --
Forfeitures...................      --              --             --             --             --
Other.........................       (6,684)        --             --             --             --
                               ------------   ------------   ------------   ------------   ------------
     Total Liabilities........      597,176        (12,269)        33,454          4,593         44,350

Net Assets Available for
  Benefits....................   52,507,698     12,526,395      6,546,266     10,913,130      7,319,203
                               ============   ============   ============   ============   ============


See Notes to Financial Statements.

                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                          THRIFT AND TAX-DEFERRED SAVINGS PLAN

                  Statement of Net Assets Available for Benefits (Concluded)
                                   December 31, 1995
                              Supplemental Information by Fund (Concluded)
                    ----------------------------------------------------------------

                                      Holding              Trust
                                      Account             Loan Fund
                                    ------------        ------------
ASSETS
- ------
Investments
Enterprise Common Stock.......      $    --             $    --
Equities Growth Fund..........           --                  --
Balanced Fund.................           --                  --
Insurance Annuity Contracts
  (GICs)......................           --                  --
Stock Index Equities Fund.....           --                  --
Utilities Equities Fund.......           --                  --
Government Securities Fund....           --                  --
International Stock Fund......
                                    ------------        ------------
     Total Investments........           --                  --

Participant Loans Receivable..           --               13,154,101
Receivables - Interest
  and Dividends...............           104,868             --
Cash and Temporary Cash
  Investments.................           562,324             --
                                    ------------        ------------
     Total Assets.............      $    667,192        $ 13,154,101
                                    ------------        ------------
LIABILITIES
- -----------
Due to Active Participants....      $    126,105        $    --
Purchases of Securities.......           --                  --
Accounts Payable..............           389,754             --
Forfeitures...................           100,450             --
Other.........................           --                  --
                                    ------------        ------------
     Total Liabilities........           616,309             --

Net Assets Available for
  Benefits....................            50,883          13,154,101
                                    ============        ============

See Notes to Financial Statements.

                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                          THRIFT AND TAX-DEFERRED SAVINGS PLAN

                     Statement of Net Assets Available for Benefits
                                   December 31, 1994
                                                            Supplemental Information by Fund
                                              ---------------------------------------------------------
                                                Equities                       Fixed        Enterprise
                                                 Growth        Balanced        Income      Common Stock
                                  Total          Fund A         Fund B         Fund C         Fund D
                               ------------   ------------   ------------   ------------   ------------
ASSETS
- ------
Investments
Enterprise Common Stock....... $ 63,158,483   $    --        $    --        $    --        $ 55,926,236
Equities Growth Fund..........   13,120,332     13,120,332        --             --             --
Balanced Fund.................    7,091,225        --           7,091,225        --             --
Insurance Annuity Contracts
  (GICs)......................  217,684,400        --             --         217,684,400        --
Stock Index Equities Fund.....   31,419,790        --             --             --             --
Utilities Equities Fund.......    6,514,351        --             --             --             --
Government Securities Fund....    5,338,527        --             --             --             --
International Stock Fund......    9,321,491
                               ------------   ------------   ------------   ------------   ------------
     Total Investments........  353,648,599     13,120,332      7,091,225    217,684,400     55,926,236

Participant Loans Receivable..   14,066,064        --             --             --             --
Receivables - Interest
  and Dividends...............    4,928,117      1,907,512         66,642      1,301,476        589,325
Cash and Temporary Cash
  Investments.................    1,784,474        --             --             765,840        814,375
                               ------------   ------------   ------------   ------------   ------------
     Total Assets............. $374,427,254   $ 15,027,844   $  7,157,867   $219,751,716   $ 57,329,936
                               ------------   ------------   ------------   ------------   ------------
LIABILITIES
- -----------
Due to Active Participants....   $2,397,524   $     99,735   $        468   $  1,758,789   $     36,799
Purchases of Securities.......    1,120,383         --            --             --           1,120,383
Accounts Payable..............      350,736      1,813,160         63,065     (1,647,898)      (428,945)
Forfeitures...................      126,104
Other.........................      (45,568)        (5,765)           488        (34,434)           825
                               ------------   ------------   ------------   ------------   ------------
     Total Liabilities........    3,949,179      1,907,130         64,021         76,457        729,062

Net Assets Available for
  Benefits....................  370,478,075     13,120,714      7,093,846    219,675,259     56,600,874
                               ============   ============   ============   ============   ============

See Notes to Financial Statements.

                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                          THRIFT AND TAX-DEFERRED SAVINGS PLAN

                  Statement of Net Assets Available for Benefits (Continued)
                                   December 31, 1994
                                             Supplemental Information by Fund (Continued)
                               ------------------------------------------------------------------------
                               Stock Index      Utilities     Government
                                Equities        Equities      Securities   International
                                 Fund E          Fund F         Fund G         Fund H        ESOP Fund
                               ------------   ------------   ------------   ------------   ------------
ASSETS
- ------
Investments
Enterprise Common Stock....... $    --        $    --        $    --        $    --        $  7,232,247
Equities Growth Fund..........      --             --             --             --             --
Balanced Fund.................      --             --             --             --             --
Insurance Annuity Contracts
  (GICs)......................      --             --             --             --             --
Stock Index Equities Fund.....   31,419,790        --             --             --             --
Utilities Equities Fund.......      --           6,514,351        --             --             --
Government Securities Fund....      --             --           5,338,527        --             --
International Stock Fund......      --             --             --           9,321,491        --
                               ------------   ------------   ------------   ------------   ------------
     Total Investments........   31,419,790      6,514,351      5,338,527      9,321,491      7,232,247

Participant Loans Receivable..      --             --             --             --             --
Receivables - Interest
  and Dividends...............      131,176        215,173         20,752        618,980         58,777
Cash and Temporary Cash
  Investments.................       84,661             78        --                 (77)           779
                               ------------   ------------   ------------   ------------   ------------
     Total Assets............. $ 31,635,627   $  6,729,602   $  5,359,279   $  9,940,394   $  7,291,803
                               ------------   ------------   ------------   ------------   ------------
LIABILITIES
- -----------
Due to Active Participants.... $    267,111   $      1,814   $    127,643   $        (82)   $   105,247
Purchases of Securities.......      --              --             --             --             --
Accounts Payable..............      (46,955)       211,300       (110,919)       618,905        (45,977)
Forfeitures...................      --              --             --             --             --
Other.........................       (6,664)        --                (18)        --             --
                               ------------   ------------   ------------   ------------   ------------
     Total Liabilities........      213,492        213,114         16,706        618,823         59,270

Net Assets Available for
  Benefits....................   31,422,135      6,516,488      5,342,573      9,321,571      7,232,533
                               ============   ============   ============   ============   ============

See Notes to Financial Statements.

                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                          THRIFT AND TAX-DEFERRED SAVINGS PLAN

                  Statement of Net Assets Available for Benefits (Concluded)
                                   December 31, 1994
                              Supplemental Information by Fund (Concluded)
                    ----------------------------------------------------------------

                                      Holding              Trust
                                      Account             Loan Fund
                                    ------------        ------------
ASSETS
- ------
Investments
Enterprise Common Stock.......      $    --             $    --
Equities Growth Fund..........           --                  --
Balanced Fund.................           --                  --
Insurance Annuity Contracts
  (GICs)......................           --                  --
Stock Index Equities Fund.....           --                  --
Utilities Equities Fund.......           --                  --
Government Securities Fund....           --                  --
International Stock Fund......
                                    ------------        ------------
     Total Investments........           --                  --

Participant Loans Receivable..           --               14,066,064
Receivables - Interest
  and Dividends...............            18,304             --
Cash and Temporary Cash
  Investments.................           118,818             --
                                    ------------        ------------
     Total Assets.............      $    137,122        $ 14,066,064
                                    ------------        ------------
LIABILITIES
- -----------
Due to Active Participants....      $    --             $    --
Purchases of Securities.......           --                  --
Accounts Payable..............           --                  (75,000)
Forfeitures...................           126,104             --
Other.........................           --                  --
                                    ------------        ------------
     Total Liabilities........           126,104             (75,000)

Net Assets Available for
  Benefits....................            11,018          14,141,064
                                    ============        ============

See Notes to Financial Statements.

                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS
                                            AVAILABLE FOR BENEFITS
                                       For the Year Ended December 31, 1995
                                                           Supplemental Information by Fund
                                                ---------------------------------------------------------
                                                  Equities                       Fixed        Enterprise
                                                   Growth        Balanced        Income      Common Stock
                                    Total          Fund A         Fund B         Fund C         Fund D
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $ 27,430,459   $ 2,636,045   $   1,259,883   $ 13,440,286   $  3,514,341
Cash Receipts...................   79,242,843        --             --             --             --
Additions to Trust Loan Fund....    5,954,534        --             --             --             --
Employers Contributions.........    8,586,992        798,319        386,678      4,278,454      1,162,496
Interfund Transfer - net........      --           4,953,379      1,935,110     (2,514,679)   (11,851,074)
Participant Loan Repayments.....      --             495,000        260,634      3,417,606        897,588
                                 ------------   ------------   ------------   ------------   ------------
     Total Deposits and
     Contributions..............  121,214,828      8,882,743      3,842,305     18,621,667     (6,276,649)
                                 ------------   ------------   ------------   ------------   ------------
Income
Interest........................   15,238,679        --              --         15,198,811         29,144
Dividends.......................   11,438,768      3,294,388        911,623        --           4,246,390
Loan Interest Income............      --              67,557         36,663        466,996        130,067
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............   26,677,447      3,361,945        948,286     15,665,807      4,405,601
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investments................   24,045,742       (854,855)       950,542         43,710      8,121,182
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............  171,938,017     11,389,833      5,741,133     34,331,184      6,250,134
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Disbursements...................   79,273,528        --             --             --             --
Withdrawals.....................   27,683,916        712,581        566,824     18,712,599      3,457,371
Dividends paid..................      544,112         --             --             --             --
Participant Loans...............    5,954,534        409,113        203,424      3,294,682        919,871
Forfeitures.....................      100,431         21,072          6,704         40,972          9,561
Transfer to Savings Plan........      469,847          4,661        (41,453)       269,130        243,817
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........  114,026,368      1,147,427        735,499     22,317,383      4,630,620
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
ASSETS AVAILABLE FOR BENEFITS...   57,911,649     10,242,406      5,005,634     12,013,801      1,619,514

NET ASSETS AVAILABLE FOR
  BENEFITS BEGINNING OF PERIOD..  370,478,075     13,120,714      7,093,846    219,675,259     56,600,874
                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS END OF PERIOD........ $428,389,724   $ 23,363,120    $12,099,480   $231,689,060   $ 58,220,388
                                 ============   ============   ============   ============   ============

See Notes to Financial Statements.

                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS
                                            AVAILABLE FOR BENEFITS (Continued)
                                       For the Year Ended December 31, 1995
                                                           Supplemental Information by Fund (Continued)
                                                ---------------------------------------------------------
                                   Stock Index   Utilities       Government
                                    Equities      Equities       Securities   International
                                                                                 Stock          ESOP
                                     Fund E        Fund F         Fund G         Fund H         Fund
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $  3,638,339   $    920,075   $    565,616   $  1,455,874   $    --
Cash Receipts...................      --             --             --             --             --
Additions to Trust Loan Fund....      --             --             --             --             --
Employers Contributions.........    1,092,008        291,584        168,475        408,978        --
Interfund Transfer - net........    5,842,677      3,109,551       (340,731)      (703,918)      (430,315)
Participant Loan Repayments.....      695,360        214,026         95,925        287,218        --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deposits and
     Contributions..............   11,268,384      4,535,236        489,285      1,448,152       (430,315)
                                 ------------   ------------   ------------   ------------   ------------
Income
Interest........................       --                             --               163              8
Dividends.......................    1,232,411        527,187        345,580        337,076        544,113
Loan Interest Income............       99,598         28,435         13,927         37,783        --
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............    1,332,009        555,622        359,507        375,022        544,121
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investments................   11,453,890      1,757,616        679,124        746,505      1,053,740
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............   24,054,283      6,848,474      1,527,916      2,569,679      1,167,546
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Disbursements...................       --            --             --             --             --
Withdrawals.....................    2,273,899        653,635        276,340        823,621        536,937
Dividends paid..................      --             --             --             --             544,112
Participant Loans...............      708,713        188,334         62,531        167,866        --
Forfeitures.....................       13,454          4,296          1,691          2,681        --
Transfer to Savings Plan........      (27,346)        (7,698)       (16,339)       (16,048)          (173)
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........    2,968,720        838,567        324,223        978,120      1,080,876
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
ASSETS AVAILABLE FOR BENEFITS...   21,085,563      6,009,907      1,203,693      1,591,559         86,670

NET ASSETS AVAILABLE FOR
  BENEFITS BEGINNING OF PERIOD..   31,422,135      6,516,488      5,342,573      9,321,571      7,232,533
                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS END OF PERIOD........ $ 52,507,698   $ 12,526,395   $  6,546,266   $ 10,913,130   $  7,319,203
                                 ============   ============   ============   ============   ============

See Notes to Financial Statements.

                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS
                                            AVAILABLE FOR BENEFITS  (Concluded)
                                       For the Year Ended December 31, 1995
                                       Supplemental Information by Fund  (Concluded)
                                 ---------------------------------------------------
                                        Holding           Trust Loan
                                        Account              Fund
                                      ------------       ------------
ADDITIONS
- ---------
Participant Deposits............      $    --            $    --
Cash Receipts...................        79,242,843            --
Received from Savings Plan......           --               5,954,534
Employers Contributions.........           --                 --
Interfund Transfer - net........           --                 --
Participant Loan Repayments.....           --              (6,363,357)
                                      ------------       ------------
     Total Deposits and
     Contributions..............        79,242,843           (408,823)
                                      ------------       ------------
Income
Interest........................            10,553            --
Dividends.......................            --                --
Loan Interest Income............            --               (881,026)
                                      ------------       ------------
     Total Income...............            10,553           (881,026)
                                      ------------       ------------
Appreciation (Depreciation)
  of Investments................            59,997             34,291
                                      ------------       ------------
     Total Additions............        79,313,393         (1,255,558)
                                      ------------       ------------
DEDUCTIONS
- ----------
Disbursements...................        79,273,528            --
Withdrawals.....................           --                (329,891)
Dividends paid..................           --                 --
Participant Loans...............           --                 --
Forfeitures.....................           --                 --
Transfer to Savings Plan........           --                  61,296
                                      ------------       ------------
     Total Deductions...........        79,273,528           (268,595)
                                      ------------       ------------
INCREASE (DECREASE) IN NET
ASSETS AVAILABLE FOR BENEFITS...            39,865           (986,963)

NET ASSETS AVAILABLE FOR
  BENEFITS BEGINNING OF PERIOD..            11,018         14,141,064
                                      ------------       ------------
NET ASSETS AVAILABLE FOR
  BENEFITS END OF PERIOD........      $     50,883       $ 13,154,101
                                      ============       ============

See Notes to Financial Statements.
/TABLE

                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS
                                            AVAILABLE FOR BENEFITS
                                       For the Year Ended December 31, 1994
                                                           Supplemental Information by Fund
                                                ---------------------------------------------------------
                                                  Equities                       Fixed        Enterprise
                                                   Growth        Balanced        Income      Common Stock
                                    Total          Fund A         Fund B         Fund C         Fund D
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $ 26,690,446   $  2,281,492   $  1,231,830   $ 13,244,076   $  4,068,718
Cash Receipts...................   77,238,184        --             --             --             --
Received from Savings Plan......    3,985,701         70,897         41,235      1,402,331      1,115,155
Additions to Trust Loan Fund....    7,263,595        --             --             --             --
Employers Contributions.........    8,513,249        675,800        379,437      4,303,215      1,368,734
Interfund Transfer - net........      --             478,457       (938,499)     4,073,562     (4,823,702)
Participant Loan Repayments.....      --             381,676        242,581      2,964,830        954,642
                                 ------------   ------------   ------------   ------------   ------------
     Total Deposits and
     Contributions..............  123,691,175      3,888,322        956,584     25,988,014      2,683,547
                                 ------------   ------------   ------------   ------------   ------------
Income
Interest........................   13,974,847        --              --         13,909,712         48,976
Dividends.......................    9,808,759      1,913,021        217,547        --           4,285,904
Loan Interest Income............      799,208         52,315         31,375        413,835        143,643
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............   24,582,814      1,965,336        248,922     14,323,547      4,478,523
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investments................  (18,165,924)    (2,159,800)      (539,629)       --         (10,453,045)
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............  130,108,065      3,693,858        665,877     40,311,561     (3,290,975)
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Cash Disbursements..............   77,556,173        --             --             --             --
Withdrawals.....................   28,076,864        395,934        362,133     17,887,677      4,415,351
Dividends paid..................      607,787        --             --             --             --
Participant Loans...............    7,263,595        500,142        257,525      3,967,805      1,237,000
Forfeitures.....................       69,907          4,891         12,182          9,180         24,292
Other...........................       69,370        --             --             --             --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........  113,643,696        900,967        631,840     21,864,662      5,676,643
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
ASSETS AVAILABLE FOR BENEFITS...   16,464,369      2,792,891         34,037     18,446,899     (8,967,618)

NET ASSETS AVAILABLE FOR
  BENEFITS BEGINNING OF PERIOD..  354,013,706     10,327,823      7,059,809    201,228,360     65,568,492
                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS END OF PERIOD........ $370,478,075   $ 13,120,714    $ 7,093,846   $219,675,259   $ 56,600,874
                                 ============   ============   ============   ============   ============

See Notes to Financial Statements.

                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS
                                            AVAILABLE FOR BENEFITS (Continued)
                                       For the Year Ended December 31, 1994
                                                           Supplemental Information by Fund (Continued)
                                                ---------------------------------------------------------
                                   Stock Index   Utilities       Government
                                    Equities      Equities       Securities   International
                                                                                 Stock          ESOP
                                     Fund E        Fund F         Fund G         Fund H         Fund
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $  2,967,197   $  1,112,724   $    737,621   $  1,029,529   $    --
Cash Receipts...................      --             --             --             --             --
Received from Savings Plan......      408,038         56,300         12,088        162,777        557,575
Additions to Trust Loan Fund....      --             --             --             --             --
Employers Contributions.........      945,727        340,969        206,701        292,666        --
Interfund Transfer - net........   (1,325,266)    (3,980,939)    (1,413,795)     8,334,717       (404,535)
Participant Loan Repayments.....      630,117        204,357        128,970        195,841        --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deposits and
     Contributions..............    3,625,813      2,266,589       (328,415)    10,015,530        153,040
                                 ------------   ------------   ------------   ------------   ------------
Income
Interest........................       --                 76          --           --                 175
Dividends.......................    1,096,363        688,663        408,274        583,745        607,787
Loan Interest Income............       84,661         30,599         16,242         26,538        --
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............    1,181,024        719,338        424,516        610,283        607,962
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investments................     (632,810)    (1,254,907)      (969,114)      (947,437)    (1,562,428)
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............    4,174,027     (2,802,158)      (873,013)     9,678,376       (801,426)
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Cash Disbursements..............       --            --             --             --             --
Withdrawals.....................    1,585,879        295,306        408,689         83,210        708,187
Dividends paid..................      --             --             --             --             607,787
Participant Loans...............      713,963        202,217        118,694        266,249        --
Forfeitures.....................        4,151          5,117          2,748          7,346        --
Other...........................      --             --              --             --            --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........    2,303,993        502,640        530,131        356,805      1,315,974
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
ASSETS AVAILABLE FOR BENEFITS...   1,870,034      (3,304,798)    (1,403,144)     9,321,571     (2,117,400)

NET ASSETS AVAILABLE FOR
  BENEFITS BEGINNING OF PERIOD..   29,552,101      9,821,286      6,745,717         --          9,349,933
                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS END OF PERIOD........ $ 31,422,135   $  6,516,488   $  5,342,573   $  9,321,571   $  7,232,533
                                 ============   ============   ============   ============   ============

See Notes to Financial Statements.

                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS
                                            AVAILABLE FOR BENEFITS  (Concluded)
                                       For the Year Ended December 31, 1994
                                       Supplemental Information by Fund  (Concluded)
                                 ---------------------------------------------------
                                        Holding           Trust Loan
                                        Account              Fund
                                      ------------       ------------
ADDITIONS
- ---------
Participant Deposits............      $     17,259       $    --
Cash Receipts...................        77,238,915            --
Received from Savings Plan......              (731)           159,305
Additions to Trust Loan Fund....           --               7,263,595
Employers Contributions.........           --                 --
Interfund Transfer - net........           --                 --
Participant Loan Repayments.....           --              (5,703,014)
                                      ------------       ------------
     Total Deposits and
     Contributions..............        77,255,443          1,719,886
                                      ------------       ------------
Income
Interest........................            15,908            --
Dividends.......................             7,455            --
Loan Interest Income............            --                --
                                      ------------       ------------
     Total Income...............            23,363            --
                                      ------------       ------------
Appreciation (Depreciation)
  of Investments................           353,246            --
                                      ------------       ------------
     Total Additions............        77,632,052          1,719,886
                                      ------------       ------------
DEDUCTIONS
- ----------
Cash Disbursements..............        77,556,173            --
Withdrawals.....................           --               1,934,498
Dividends paid..................           --                 --
Participant Loans...............           --                 --
Forfeitures.....................           --                 --
Other...........................            64,861              4,509
                                      ------------       ------------
     Total Deductions...........        77,621,034          1,939,007
                                      ------------       ------------
INCREASE (DECREASE) IN NET
ASSETS AVAILABLE FOR BENEFITS...            11,018           (219,121)

NET ASSETS AVAILABLE FOR
  BENEFITS BEGINNING OF PERIOD..           --              14,360,185
                                      ------------       ------------
NET ASSETS AVAILABLE FOR
  BENEFITS END OF PERIOD........      $     11,018       $ 14,141,064
                                      ============       ============

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G) adopted the PSE&G Thrift and Tax-Deferred Savings Plan (Plan) to encourage thrift and savings by eligible employees (Eligible Employees). It was first offered to Eligible Employees in 1981. The Plan was last amended March 26, 1996, effective May 1, 1996, except for changes listed below, which are effective as of April 2, 1996. The Plan amendment permits participation in the Plan from the date of hire. Matching Company Contributions will start when an employee becomes an Eligible Employee. Participation in the Plan is entirely voluntary, except with respect to those employees who participated in the Employee Stock Ownership Plan
(ESOP) Fund as a result of their participation in PSE&G's TRASOP and/or PAYSOP, which plans were merged into this Plan. Eligible Employees are those employees not covered by a collective bargaining agreement and who were hired by PSE&G or any affiliate of PSE&G participating in the Plan (together hereafter each called an "Employer" or collectively "Employers"). Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Employee Benefits Committee of PSE&G (Committee), the Plan Administrator. The Plan's Trust Fund now consists of the Thrift Account Fund and the ESOP Fund, which are separately maintained.

The following changes are effective April 2, 1996:

1. allow an employee who goes from non-represented status to represented status to automatically transfer from the Thrift Plan to the Savings Plan and keep all the same investment choices without a requirement for paperwork or other action on his part;

2. allow investment elections in minimum increments of 1%, rather than 5%;

3. allow rollover contribution investment elections to be made in specific dollar amounts, rather than in percentages, as now required;

4. delete the requirement that permitted non-hardship withdrawals be made only once every six months; and

5. delete the minimum dollar requirement for post termination periodic distributions and allow repayment periods for loans to be made in any monthly term from 12 to 60 months.

Under the Plan, participating Eligible Employees (Participants) may elect to make basic deposits to Investment Funds of such Participants choosing within the Thrift Account Fund of 1%, 2%, 3%, 4%, 5% or 6% of their compensation (Basic Deposits), and their respective Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). In addition, Participants may elect to make supplemental deposits to such Funds in increments of 1% of Compensation up to an additional 19% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions). Also, each Participant may, within any Plan Year, make one or more Additional Lump Sum Deposits on a nondeferred basis in the minimum amount of $250 and in such total amounts which when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her

Compensation for that Plan Year. The maximum amount of Deferred Deposits to a Participant's Thrift Account may have to be limited to less than 25% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Thrift Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time subject to certain penalties and restrictions.

Thrift Account Deposits are made through payroll deductions by the Participant's Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and contributions by their respective Employers are transferred to a Trustee and separately held in the Plan's Thrift Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Participants are entitled to choose from among the Investment Funds offered under the Plan in which to invest Deposits and Employer Contributions.

Bankers Trust Company is the Trustee of the Trust Fund established pursuant to the Plan. Effective January 1, 1996, this has become a Master Trust also covering PSE&G's Employee Savings Plan (for employees covered by collective bargaining agreements) as well as PSE&G's Pension Plan and Cash Balance Pension Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's Director, Performance and Rewards, lend a Participant who is employed by an Employer an amount up to 50% of the value of the vested portion of such Participant's Thrift Account and ESOP Fund, but no more than the aggregate value of such Participant's Thrift Account or $ 50,000, whichever is less. Any Participant loan must be for a principal amount of $ 1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments of 12, to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as may be prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Thrift Account and repayments of principal of any loan together with interest thereon, are invested in the Thrift Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration interest rates currently then being charged. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1995, the rate of interest on loans granted to Participants, by quarter and starting with the first quarter, was 8-1/2%, 9%, 9%, and 8-3/4%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans.)

2.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Dividends and Interest

Dividends, interest, and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Fund. (See Expenses of Plan, below.)

All deposits and employer contributions in Fixed Income Fund C are invested in either traditional Guaranteed Investment Contracts (traditional GICs) issued by insurance companies, or Benefit Responsive Agreements (Synthetic GICs) which are similar to traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Fund. The portfolio is wrapped by a "book value wrapper", usually another financial institution which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Both earn interest at the composite rate of all GICs in which the assets of such fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 1995, the composite rate of interest earned by such assets so invested was not less than 6.74%.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of PSE&G, held for their ESOP Fund.

Valuation of Investments

Investments of Equities Growth Fund A, Balanced Fund B, Enterprise Common Stock Fund D, Stock Index Equities Fund E, Utilities Equities Fund F, Government Securities Fund G, International Stock Fund H, and the shares of Enterprise Common Stock held by the ESOP Fund are based upon quoted market values. The value of Fixed Income Fund C is based on the contract value of all GICs in which the assets of the fund are invested. Temporary investments are valued at cost which approximates fair market value. Securities transactions are accounted for on the trade date.

In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4 (SOP 94-4), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" which requires investment contracts issued by either an insurance enterprise or other entity to be reported at either fair value or contract value. SOP 94-4 was adopted, effective for plan years beginning after December 15, 1994.

The Plan's financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), as permitted by the applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan year.

Expenses of Plan

All expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by PSE&G and its Participating Affiliates.

The assets of Common Stock Fund D and ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for Fund D are purchased by the Trustee either directly from Enterprise, at its sole discretion, on the open market through a broker or from the ESOP Fund. All shares sold for Common Stock Fund D and the ESOP Fund are sold by the Trustee on the open market through a broker. Brokerage commissions and taxes are paid by the Participants. However, in situations where the ESOP is in a "sell" position and Fund D is in a "buy" position, Fund D will buy from the ESOP at the closing price on the NY Stock Exchange. In such case, no brokerage commissions are charged in the transaction.

Loans

A loan to a Participant is considered an investment of such Participant's Thrift Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Thrift Account. Repayments of the principal amount of the loan are credited to each such sub-account, and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then-current investment direction for Deposits and Employer Contributions. Loan amounts are taken from sub-accounts of a Participant's Thrift Account in the following order:

(a)  Deferred Deposits
(b)  Unmatured vested Employer Contributions
(c)  Matured vested Employer Contributions
(d)  Rollover Contributions
(e)  Unmatured post-1986 Nondeferred Deposits
(f)  Matured post-1986 Nondeferred Deposits
(g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan
Provisions).

Interfund Transfers - ESOP Fund to Thrift Account

Participants are permitted to transfer all, but not less than all, shares from their ESOP Funds to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock so transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Vesting

Employer Contributions to a Participant's Thrift Account are immediately vested upon a Participant's completion of five years of service with the Employer or when a Participant is eligible for an immediately payable retirement benefit under the Company's Pension Plan, is disabled, is laid off or dies. All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for two full calendar years, such Participant loses the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan Administrator. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC. Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Benefits Payable

As of December 31, 1995 and December 31, 1994, the net assets available for benefits included benefits due to Participants who elected to withdraw from the Plan in the amount of $365,707 and $469,756, respectively. Such amounts are not reflected as a liability in the financial statements of the Plan.

3.   INVESTMENTS

The financial statements of the Plan include the following:

     a.   Thrift Account Investment Funds

          (1) The assets of Equities Growth Fund A are invested in the capital stock of the Twentieth Century Investors Inc. Growth Fund (the "Twentieth Century Growth Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the Twentieth Century Growth Fund indicates that such fund invests primarily in the common stock of companies considered by its investment manager to have above average potential for capital appreciation.

          (2) The assets of Balanced Fund B are invested in the capital stock of Phoenix Balanced Fund, a no-load, open-ended investment company or mutual fund. The prospectus for the Phoenix Balanced Fund indicates that such fund invests primarily in a combination of equity and fixed income debt securities that its investment manager expects to provide current income along with long-term capital growth and conservation of capital.

          (3) The assets of Fixed Income Fund C are invested in GICs with various insurance companies which contractually provide for a guarantee of principal and interest for the respective contract periods.

The following Traditional GICs are continuing in effect:

(i) A four and one half year contract that will expire June 30, 1997 and two five year contracts expiring December 31, 1997 and December 31 1998, respectively, with Provident National
          Assurance Company, effective interest rates of 6.67% and 6.81%, and 5.85% respectively;

(ii) A five year and a four and one-half year contract with Metropolitan Life Insurance Company, which will expire June 30, 1998 and December 31, 1999, respectively, effective interest rates of 5.70% and 8.17%, respectively.

(iii) Two five year contracts with Allstate Life Insurance Company, which will expire January 2, 1996 and June 30, 1998, respectively, effective interest rates of 9.21% and 6.00%, respectively;

(iv) A three and one-half and a five year contract with the Principal Mutual Life Insurance Company, which will expire on July 1, 1996 and December 31, 1999, respectively, effective interest rates of 6.55% and 8.15%, respectively.

(v) A four and one-half year contract with Transamerica Occidental Life Insurance Company, which will expire January 1, 1997, and effective interest rate of 6.72%;

(vi) A five year contract with State Mutual Life Insurance Company, which will expire January 3, 1999, effective interest rate of 5.66%; and

(vii) A five year contract with New York Life Insurance Company, which will expire June 30, 1999, effective interest rate of 7.07%.

The following Synthetic GIC is continuing in effect:

     An open-ended contract with J.P. Morgan as the bank wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective credit rate, as of December 31, 1995, of 7.07%.

          (4) The assets of Enterprise Common Stock Fund D are invested by the Trustee in Enterprise Common Stock.

          (5) The assets of Stock Index Equities Fund E are invested by the Trustee in Bankers Trust Institutional Equity 500 Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by Bankers Trust Company, so as to achieve the approximate return of the Standard and Poor's 500 Composite Stock Index.

          (6) The assets of Utilities Equities Fund F are invested in the capital stock of Fidelity Utilities Income Fund (the "Fidelity Utilities Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the Fidelity Utilities Fund indicates that such fund invests primarily in equity securities of gas and electric utility companies and companies engaged in the communications field. The Fidelity Utilities Fund may, from time to time, include shares of Enterprise Common Stock or PSE&G preferred stock.

          (7) The assets of Government Securities Fund G are invested in the capital stock of Voyageur U.S. Government Securities Fund (the "Voyageur U.S. Government Securities Fund"), an open-end diversified management investment company or mutual fund. The prospectus of the Voyageur U.S. Government Securities Fund indicates that such fund invests primarily in U.S. Treasury bills, notes, bonds and other obligations issued or unconditionally guaranteed by the U.S. Government, or otherwise backed by the full faith and credit of the U.S. Government, and repurchase agreements fully secured by such obligations.

          (8)  The assets of International Stock Fund H are invested in the capital stock of T. Rowe Price International Funds Inc. (the "T.
               Rowe Price International Stock Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the T. Rowe
               Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

     b.   ESOP Fund

          Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the non-bargaining unit portions of the PSE&G's former TRASOP and PAYSOP. No additional contributions in or transfers into the ESOP Fund are presently permitted or were allowed during 1995.

     c.   PARTICIPANTS
                                           Participants
                                        As of December 31,
                                        ------------------
                                         1995      1994
                                        -----     -----
     Total Plan Participants..........  6,116     6,260

     Participants by Fund
     --------------------
     Equities Growth Fund A ...........  1,825    1,385
     Balanced Fund B ..................  1,177      978
     Fixed Income Fund C ..............  4,324    4,522
     Enterprise Common Stock Fund D ...  2,672    2,963
     Stock Index Equities Fund E.......  2,407    2,039
     Utilities Equities Fund F ........  1,127      948
     Government Securities Fund G .....    832      821
     International Stock Fund H (1)....    936      909
     ESOP Fund ........................    674      759
     ---------------------------------
     (1) New investment option in 1994


4.   UNIT VALUE INFORMATION - THRIFT ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds are determined at the end of each business day (Valuation Date) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Thrift Account at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for such business day and the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Thrift Account including interest earned thereon by the unit value determined as of the end of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan, or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned, or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction.

The unit information of investments by Investment Fund as of the last business day of each year is as follows:

Investment Fund                    Year        Unit Value   Number of Units
- ---------------                    ----        ----------    ---------------
                                               (Dollars)
                                               ---------

Equities Growth Fund A............ 1995        19.390000     1,204,889.170
                                   1994        18.740000       700,124.439

Equities Fund B................... 1995        16.800000       720,054.345
                                   1994        14.830000       478,167.565

Fixed Income Fund C............... 1995        11.387117    19,941,127.241
                                   1994        10.653906    20,432,355.982


Enterprise Common Stock Fund D.... 1995        11.708390     4,951,969.229
                                   1994         9.437915     5,925,698.207

Stock Index Equities Fund E....... 1995        13.970000     3,758,506.872
                                   1994        10.440000     3,009,558.429

Utilities Equities Fund F......... 1995        16.160000       775,015.285
                                   1994        13.060000       498,801.761

Government Securities Fund G...... 1995        10.780339       606,271.287
                                   1994         9.010923       592,450.629

International Stock Fund H........ 1995        12.230000       892,322.567
                                   1994        11.320000       823,453.268
- -------------------------------


ESOP FUND VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant.

The ESOP Fund information as of the last business day of each year is as follows:
                Year         Price per share         Number of shares
                ----         ---------------         ----------------
ESOP Fund       1995             $30.625                 240,441
                1994             $26.500                 272,915

5. FEDERAL INCOME TAXES

The Company believes that the Plan and its related Trust including the portions of the former TRASOP and PAYSOP applicable to non-bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, are qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. A determination letter to such effect was obtained from the Internal Revenue Service dated December 29, 1995. Participants are not taxed either on Employer Contributions or on the earnings credited to their Thrift Account Fund, until distribution of such Thrift Account Fund.

6. COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However it is not subject to the funding requirements of Title I, and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

7.  SUBSEQUENT EVENTS

The crediting rate for the Synthetic GIC effective January 1 through March 31, 1996, was 7.58%.

                       PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                        THRIFT AND TAX-DEFERRED SAVINGS PLAN
                  SCHEDULE OF ASSETS HELD FOR INVESTMENT - ITEM 27a
                                  DECEMBER 31, 1995
Identity of Issue                      Units/Shares      Historical Cost    Market Value
- -----------------                      ------------      ---------------    ------------
Twentieth Century Growth Fund A.......  1,204,889        $ 26,486,478      $ 23,362,801
                                        ----------        ------------      ------------
Phoenix Balanced Fund B...............    720,054        $ 11,584,572      $ 12,096,913
                                        ----------        ------------      ------------
Fixed Income Fund C (Insurance
  Annuity Contracts-GICs)
Provident National Assurance Company
  -- 6.67%, four-year contract
      expiring 6/30/97................. 18,106,581        $ 18,106,581      $ 18,106.581
  -- 6.81%, five year contract
      expiring 12/31/97................ 22,789,594        $ 22,789,594      $ 22,789,594
  -- 5.85%, five-year contract
      expiring 12/31/98................ 17,737,657        $ 17,737,657      $ 17,737,657
Metropolitan Life Insurance Company
  -- 5.70%, five-year contract
      expiring 6/30/98................. 16,513,532        $ 16,513,532      $ 16,513,532
Met Life Insurance Company
  -- 8.7%, four and one half-year
      contract expiring 12/31/99....... 12,654,184        $ 12,654,184      $ 12,654,184
Principal Mutual Life Insurance Company
  -- 8.15%, four-year contract
      expiring 12/31/99................ 13,960,260        $ 13,960,260      $ 13,960,260
Allstate Life Insurance Company
  -- 9.21%, five-year contract
      expiring 1/2/96.................. 14,888,615        $ 14,888,615      $ 14,888,615
  -- 6% five-year contract
     expiring 6/30/98.................. 17,246,074        $ 17,246,074      $ 17,246,074
Principal Mutual Life Insurance Company
  -- 6.55%, three and one half-year
      contract expiring 7/1/96......... 13,776,277        $ 13,776,277      $ 13,776,277
Transamerica Life Insurance Company
  -- 6.72%, four and one half-year
      contract expiring 1/1/97......... 13,941,434        $ 13,941,434      $ 13,941,434
State  Mutual Life Insurance Company
  -- 5.66%, five year
      contract expiring 1/3/99......... 17,769,963        $ 17,769,963      $ 17,769,963
New York Life Insurance Company
  -- 7.07%, five year contract
      expiring 6/30/99................. 29,075,017        $ 29,075,017      $ 29,075,017
Synthetic GIC J.P. Morgan
  -- 7.07% open-end contract            18,612,761        $ 18,612,761      $ 18,612,761
                                       -----------        ------------      ------------

                                       227,071,949        $227,071,949      $227,071,949
                                       -----------        ------------      ------------
Equities Fund D
  (Common Stock of Public Service
   Enterprise Group, Inc...............  1,893,211        $ 52,143,715      $ 57,979,587
                                       -----------         -----------      ------------
Stock Index Equities Fund E............  3,758,507        $ 42,721,182      $ 52,506,341
                                       -----------         -----------      ------------
Fidelity Utilities Fund F            ..    775,015        $ 11,683,155      $ 12,524,247
                                       -----------         -----------      ------------
Voyageur U.S. Government Securities
   Fund G...........                       609,116        $  5,956,896      $  6,535,810
                                       -----------         -----------      ------------
Employee Stock Ownership Plan(Common
  Stock of Public Service Enterprise
  Group, Inc.).........................    240,441        $  5,448,393      $  7,363,497
                                       -----------        ------------      ------------
T. Rowe Price International Stock
   Fund H.............                     892,323        $ 10,829,240      $ 10,913,105
                                       -----------        ------------      ------------
    Total Investments.................                    $393,925,580      $410,354,250
    Loans to Participants (interest
        rates ranging from 8-1/2% to
        9%, maturity date of one
        to five years)................                    $ 13,154,101     $  13,154,101
                                                          ------------     -------------
   Total Assets Held for Investments..                    $407,079,681     $ 423,508,351
                                                          ============     =============

Required by Department of Labor Regulation 2520.103-10(b)(6).103-6.


                      PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                       THRIFT AND TAX-DEFERRED SAVINGS PLAN

            SCHEDULE OF REPORTABLE CUMULATIVE TRANSACTIONS FOR THE YEAR
                          ENDED DECEMBER 31, 1995* - Item 27d

                                                  Value           Value
                                                    of             of             Net
Security                                         Purchases        Sales        Gain (Loss)
- --------                                         ---------      ----------     -----------
Investment Contracts:
Metropolitan Life Insurance Company..........  $ 23,667,285    $ 11,013,101   $ --
Partner with Pacific Mutual Life.............
  Insurance Company..........................  $    178,932    $ 23,615,071   $ --
Principal Mutual Life Insurance Company......  $ 13,000,000    $   --
Partner with Prudential Life.................
  Insurance Company..........................  $ 14,622,528    $   --
J.P. Morgan Synthetic........................  $ 18,612,761    $   --
Twentieth Century Investments Incorporated...  $ 18,040,455    $  6,942,312  $(272,144)
BT Pyramid Directed Account Cash Fund........  $171,282,730    $168,598,364  $ --
BT Pyramid Equity Index Fund.................  $ 16,658,378    $  7,026,653  $  785,873
Public Service Enterprise Group Incorporated.  $  6,674,310    $ 13,504,727  $1,229,951
T. Rowe Price International Stock Fund.......  $ 29,216,014    $ 28,366,325  $ (183,850)


                SCHEDULE OF REPORTABLE INDIVIDUAL TRANSACTIONS
               FOR THE YEAR ENDED DECEMBER 31, 1995*  - Item 27d

                                                                               Net
                                               Purchases          Sales     Gain (Loss)
                                              -----------      -----------  -----------

Investment Contracts:
Metropolitan Life Insurance Company.........  $ 10,750,000    $  5,346,633  $ --
Partner with Pacific Mutual Life ...........
  Insurance Company...........                $  --           $ 23,615,071  $ --
Principal Mutual Life Insurance Company.....  $ 13,000,000    $   --
Partner with Prudential Life................
  Insurance Company.........................  $  --           $ 14,622,528  $ --
J.P. Morgan Synthetic.......................  $ 17,500,000    $   --
BT Pyramid Directed Account Cash Fund.......  $ 54,103,045    $ 54,103,746  $701


* Reportable transactions as required by ERISA consist of any transaction or series of transactions within the plan year with the same person or entity which, when aggregated, involves an amount that is in excess of 5% of the current value of plan assets at the beginning of the plan year.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                Public Service Electric and Gas Company
                                 Thrift and Tax-Deferred Savings Plan
                                ---------------------------------------
                                            (Name of Plan)




                                By         M. PETER MELLETT
                                ---------------------------------------
                                           M. PETER MELLETT
                                       Chairman of the Employee
                                         Benefits Committee




Date: June 27, 1996

EXHIBIT INDEX

- ------------------------------
        Exhibit Number
- ------------------------------

        1 Public Service Electric and Gas Company Thrift and Tax-Deferred Savings Plan, as amended as of March 26, 1996, and effective May 1, 1996.



        2                     Independent Auditors' Consent.